Silver Elephant Assay Results Show Up to 2,790 g/t
Silver, 20% Lead From 120 Samples At the Pulacayo-
Paca Project in Bolivia

Vancouver, British Columbia, May 11, 2023 - Silver Elephant Mining Corp. ("Silver Elephant" or "the Company") (TSX: ELEF, OTCQX: SILEF, Frankfurt:1P2) is pleased to report chip and channel sampling assay results from the ongoing exploration at the Company's flagship Pulacayo-Paca silver project in Bolivia.

A total of 120 samples were collected from three exploration priority target areas: Paca conglomerate zone, the Pulacayo San Leon tunnel, and the Rothschild zone (an area immediately northwest of Pulacayo's Tajo Vein system). Assays with significant silver were returned from many of the chip and channel samples taken at regular intervals in those  areas.

An up-coming drill program is planned to expand the Pulacayo-Paca resource based on these assay results and on geophysical surveys. The Pulacayo-Paca project is currently estimated to contain an indicated resource of 106.7 million oz of silver, 1.38 billion pounds of zinc, and 690 million pounds of lead and an inferred resource of 13.1 million oz of silver, 123 million pounds of zinc, and 62 million pounds of lead based on the technical report prepared by Mercator Geological Services Limited with an effective date of October 13, 2020, with details provided in the Company's October 13, 2020 news release. These resources are well supported by 96,021 meters of drilling (5,009 meters by Apex Silver from 1994 to 1998, 85,024 meters by Apogee Silver from 2002 to 2014, and 6,258 meters by Silver Elephant from 2019 to 2022).

Paca

66 select and channel samples were taken at 10-meter intervals that cover a 200 meter by 40 meter conglomerate area bordering Paca's resource to the north. Each channel sample is between 2 to 4 meters in length.

The reported values are up to 468 g/t silver; with 9 samples reporting between 250 and 468 g/t silver; 19 samples between 250 and 100 g/t silver; 19 samples between 100 and 50 g/t silver; 7 samples between 50 and 30 g/t silver and the remainder below 30 g/t silver

The results demonstrate significant silver oxide mineralization throughout the sampled area. None of the near surface conglomerate silver mineralization is included in the current Paca resource.

TABLE 1: Paca Conglomerate Sampling Assay Results

SNO	LOCATION	SAMP_TYPE	Ag (g/t)	SNO	LOCATION	SAMP_TYPE	Ag (g/t)
8612	Paca	Channel	165.0	8646	Paca	Channel	46.0
8613	Paca	Channel	124.0	8647	Paca	Channel	57.0
8614	Paca	Channel	72.3	8648	Paca	Channel	69.0
8615	Paca	Channel	89.0	8649	Paca	Channel	49.0
8616	Paca	Channel	190.0	8651	Paca	Channel	70.0
8617	Paca	Channel	62.4	8652	Paca	Channel	49.0
8618	Paca	Channel	118.8	8653	Paca	Channel	23.0
8619	Paca	Channel	146.7	8654	Paca	Channel	39.0
8620	Paca	Channel	164.0	8655	Paca	Channel	80.0
8621	Paca	Channel	278.0	8656	Paca	Channel	26.0
8622	Paca	Channel	145.6	8657	Paca	Channel	27.0
8623	Paca	Channel	253.0	8658	Paca	Channel	92.0
8624	Paca	Channel	267.3	8659	Paca	Channel	80.0
8625	Paca	Select	467.9	8660	Paca	Channel	25.0
8626	Paca	Channel	238.1	8661	Paca	Select	285.0
8627	Paca	Channel	194.3	8662	Paca	Select	97.0
8628	Paca	Select	345.0	8663	Paca	Channel	148.0
8629	Paca	Channel	255.0	8664	Paca	Channel	223.0
8631	Paca	Channel	71.0	8665	Paca	Channel	159.0
8632	Paca	Channel	147.0	8666	Paca	Channel	83.0
8633	Paca	Channel	176.0	8667	Paca	Channel	185.0
8634	Paca	Hole	227.0	8668	Paca	Channel	60.0
8635	Paca	Channel	324.0	8669	Paca	Channel	14.0

8636	Paca	Channel	235.0	8671	Paca	Channel	23.0
8637	Paca	Channel	144.0	8672	Paca	Channel	76.0
8638	Paca	Channel	279.0	8673	Paca	Channel	15.0
8639	Paca	Channel	98.0	8674	Paca	Channel	24.0
8640	Paca	Channel	28.0	8675	Paca	Channel	22.0
8641	Paca	Channel	26.0	8676	Paca	Channel	2.0
8642	Paca	Channel	36.0	8677	Paca	Channel	86.0
8643	Paca	Channel	37.0	8678	Paca	Channel	153.0
8644	Paca	Channel	28.0	8679	Paca	Channel	76.0
8645	Paca	Channel	38.0	8680	Paca	Channel	66.0

The conglomerate layers occurred in several areas that feature strongly oxidized mineralization. The conglomerates are of Tertiary age and formed by subrounded quartzite clasts and some sandstone clasts up to 25 cm in diameter. It is a clast-supported conglomerate of sandy matrix which is partially to strongly silicified. Barite, calcite, locally tetrahedrite and iron oxides are found, and the rock is moderately sericitized.

Pulacayo, San Leon Tunnel

A grab sampling program was also carried out in the San León underground tunnel along the main Pulacayo Tajo Vein. The assay results from the 11 samples returned grades of up to 2,790 g/t silver, 20% lead and 2% zinc. These results demonstrate the mineralization extension of the main Tajo Vein in a "mineralized halo" more than 30 meters to the north and 30 meters to the south.

In addition to the Tajo Vein mineralized halo, several other mineralized veins with high-grade exploration potential were observed.

TABLE 2: San Leon Tunnel Sampling Assay Results

SNO	LOCATION	WIDTH (m)	Ag (g/t)	Pb (%)	Zn (%)
8551	Porvenir	1.50	502	4.95	15.6
8552	Porvenir	1.20	59	0.4	2.3
8553	Porvenir	0.20	210	0.45	2.5
8554	Porvenir	1.00	25	0.21	3.7
8555	Porvenir	0.25	476	5.69	27.6
8556	Porvenir	0.20	78	0.59	6.9
8557	Porvenir	0.30	231	0.33	12.05
8558	OB8	0.05	2790	20	2
8559	OB8	0.10	783	0.52	13.4
8560	OB8	0.10	1480	7.51	5.9
8561	OB8	0.05	376	2.59	20.6

Rothschild area sampling:

The mapping of the Rothschild zone immediately to the northwest of Pulacayo Tajo Vein was completed.  A total of 43 samples were taken and assayed along visual mineralized surface outcrops. No significant silver assay content was reported from those sample grabs.

Based on mapping and further geological modeling, additional sampling programs are planned in areas further north of the outcropped areas

Please visit www.silverelef.com to see following maps pertaining to this release.

  Map of Pulacayo-Paca district
  Detailed mapping and sampling at Paca
  Proposed drill targets at Paca
  Sampling map of Pulacayo San Leon tunnel

Qualified Person

The technical contents of this news release have been prepared under the supervision of Bill Pincus, who is an independent consultant of the Company. Bill Pincus is a qualified person as defined by the guidelines of NI 43-101.

Quality Assurance and Quality Control

Silver Elephant adopts industry-recognized best practices in its implementation of QA/QC methods. Rock chip samples average between 5-7 kilograms. Samples are shipped to ALS Global Laboratories in Ururo, Bolivia for preparation and then shipped to ALS Global laboratories in Lima, Peru for analysis. Samples are analyzed using Intermediate Level Four Acid Digestion. Silver overlimits ("ore grade") are analyzed using fire assay with a gravimetric finish. The ALS Laboratories sample management system meets all the requirements of International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures. A geochemical standard control sample is inserted into the sample stream. The laboratory also includes duplicates of samples, standards and blanks for additional QA/QC. Check assays are reviewed prior to the release of data. Assays are also reviewed for their geological context and checked against field descriptions.

About Silver Elephant

Silver Elephant Mining Corp. is a premier silver mining and exploration company, with a flagship Pulacayo silver project in Bolivia

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

"John Lee"

Executive Chairman

For more information about Silver Elephant, please contact:

+1.604.569.3661 ext. 101

info@silverelef.com  www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws.  Such forward-looking statements, which reflect management's expectations regarding Company's future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements.  The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct.  In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended.  The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.